
Mail Stop 4561

October 8, 2015

John Morrow
Executive Vice President and General Counsel
Apptio, Inc.
11100 NE 8th Street, Suite 600
Bellevue, WA 98004

> **Re:** **Apptio, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted September 24, 2015**
> **CIK No. 0001419625**

Dear Mr. Morrow:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Our references to prior comments are to comments in our September 17, 2015 letter.

Prospectus Summary, page 1

1.   We note your response to prior comment 2. Please revise the statement that you provide the "business system of record used by IT organizations" to indicate that your solutions are the system of record for your customers. Please also provide qualitative or quantitative support for your claim that the TBM Council is the leading community for CIOs on a global basis.

Special Note Regarding Forward-Looking Statements, page 42

2.   We note your revised disclosure and response to prior comment 3 and reissue the comment. Your disclosure continues to suggest that you could lack a reasonable belief as to the accuracy and completeness of the disclosure you elect to include in the filing. Please revise.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 67

3.   You indicate that existing cash and investments, any positive cash flows from operations, available borrowings under your credit facility and the proceeds from this offering will be sufficient to support working capital and capital expenditure requirements for at least the next 12 months. Please clarify and revise your disclosure to indicate whether or not there will be sufficient resources to support working capital and capital expenditure requirements for at least the next 12 months without proceeds from this offering.

Principal Stockholders, page 124

4.   Please revise to remove the disclaimers of beneficial ownership in footnotes (3) and (5) to the beneficial ownership table. Beneficial ownership disclosure pursuant to Item 403 of Regulation S-K is determined in accordance with Exchange Act Rule 13d-3, which states that beneficial ownership is based on voting and/or investment power, not pecuniary interest. See Instruction 2 to Item 403 of Regulation S-K and Exchange Act Rule 13d-3(a). This comment also applies to the footnotes on page 121.

5.   We note the disclaimer of beneficial ownership over the shares held of record by Greylock XII Principals LLC in footnote (1) to the beneficial ownership table. Please provide your legal analysis as to why such disclaimer is appropriate. This comment also applies to footnote (3) to the table on page 121.

        You may contact Juan Migone, Staff Accountant, at (202) 551-3312 or Stephen Krikorian, at Accounting Branch Chief at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies and Services

cc: Michael Nordtvedt
        Wilson Sonsini Goodrich & Rosati, Professional Corporation